terra lycos

Strategic Alliance
Terra Lycos - Telefónica

SAFE HARBOUR

This presentation contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Terra Lycos undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Terra Lycos´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

Highlights summary

➡ **Terra Lycos and Telefónica have signed a Strategic Agreement that will mean a "quantum leap" for both companies in their internet strategies**

- **Long term business sustainability**
  - From 3 years to 6 years to be extended thereafter
- **Clarification of roles and focus on core competences**
  - Terra Lycos and Telefónica (OTF's) focused on their core competences
  - Removes uncertainties
- **Profitable growth**
  - Minimum guaranteed Operating Margin floor with upside potential for TRLY.
- **Revenue mix diversification**
  - Wide product range and geographical coverage fully aligned with TRLY strategy
- **Customer base growth capitalization**
  - Every Telefónica's Access customer will provide value to Terra Lycos and vice-versa

The new relationship model provides reliable shareholder value

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1. Rationale of New Strategic Alliance

terra lycos

- In May 2000 **Terra and Lycos signed a contract with BAG**, (MOU I) effective Oct. 2000-Oct. 2002. In the same date Terra and Lycos signed a contract with BAG and Telefónica (MOU II) effective Oct. 2002-Oct. 2005
- Since **May 2000** major **changes in market** environment have strongly impacted BAG's needs and expectations concerning the contract. In addition, a **new product/service** offering has been created due to the rapid growth of the **Broad Band**
- BAG and Telefónica do not require similar products/services as for the different nature of their respective businesses
- Due to rather general definition of products under MOU I & II, a specific definition according to the new needs was required
- Following the expiration of MOU I, **Terra Lycos and Telefónica** decided to define a **new strategic framework** replacing MOU II with the definition of a New Relationship model between both companies
  - Both companies have followed a very rigorous process supported by external advisors to take into consideration all stakeholders' interests.

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terra lycos

2. New Relationship model and strategic benefits

terra lycos

Description of the agreement:

- Terra Lycos and Telefónica have signed a New Strategic Alliance ("NSA") for the Internet business
- This **NSA** has been designed in order to:
  - Set up a broader **new relationship** model between Terra Lycos and Telefónica, **effective through December 2008 and expected to be extended thereafter**, reassuring Terra Lycos sustainability according to contractual agreements
  - **Replace the Bertelsmann contract** ("MOU II") signed in 2000 among Terra Lycos-Telefónica-Bertelsmann which is then terminated
- The NSA will be applied on **four business areas** and major Telefónica/Terra Lycos **common geo markets**:
  I.- Internet communication and portal services & infrastructures
  II.- Online advertising and Integrated Marketing Solutions (IMS)
  III.- Corporate assets and services represented by Terra Biz portfolio of services
  IV.- Portal consulting and management, maintenance of Telefónica country portals
- A Steering Committee of top level representatives from Terra Lycos and Telefónica will meet, at least quarterly, to oversee the timely development on the NSA and guarantee the deliverance of its full potential
- Terra Lycos will continue to be a supplier of BAG

2. New Relationship model and strategic benefits

➡ **The NSA creates a new relationship model for Terra Lycos and Telefónica to be applied on four collaboration areas in countries where both companies have presence:**

Collaboration Area	Main Business Provider	Key Principles
I **Internet communication and portal services & infrastructures**	terra / Telefónica	▪ Terra Lycos as exclusive provider of Internet portals for Telefónica ▪ Terra Lycos as exclusive value added communication services provider for Telefónica's internet customer base ▪ Telefónica becomes the exclusive connectivity and wholesale Internet access provider to TRLY, and TRLY gets the most favored customer treatment within the relevant regulatory conditions
II **On line Advertising and Integrated Marketing Solutions (IMS)**	terra	▪ Terra Lycos as preferential provider of on-line media (advertising and IMS) for Telefónica
III **Corporate assets and services: Terra Biz**	terra	▪ Terra Lycos as provider of e-learning services through Educaterra to the employees of both companies
IV **Portal consulting, management, maintenance of Telefónica country portals**	terra	▪ Terra Lycos Undertakes the portal consulting services required by Telefónica

Potential upside achievable through new business opportunities and market growth

2. New Relationship model and strategic benefits

terra lycos

- The NSA creates a new relationship model for Terra and Telefónica to be applied on four collaboration areas in countries where both companies have presence:

Collaboration Area	Main Business Provider	
I Internet communication and portal services & infrastructures	terra / Telefónica	▪ Terra Lycos as ex… …ica ▪ Terra Lycos as ex… services provi… ▪ Telefónica becom… Internet access pro… …ored customer treatment within the relevant regulatory conditions
II On line Advertising and Integrated Marketing Solutions (IMS)	terra	▪ Terra Lycos as preferential provider of on-line media (advertising and IMS) for Telefónica
III Corporate assets and services: Terra Biz	terra	▪ Terra Lycos as provider of e-l… Educaterra to the employees
IV Portal consulting, management, maintenance of Telefónica country portals	terra	▪ Terra Lycos Undertakes the portal consulting services required by Telefónica

Every Telefónica ISP customer (NB/BB) will:
- *Access Terra portal (audience)*
- *Use Terra's communication services (e-mail, UM, web publishing, ...)*
- *Have available Terra's product/services portfolio (finance, games, travel, ...), our OBP offer*

- ***Standardization of online image (look & feel, usability), web development and maintenance, ...***

Potential upside achievable through new business opportunities and market growth

2. New Relationship model and strategic benefits

- The agreement complements and reinforces Terra Lycos strategy


Traditional Internet
Audience
Customers
Internet as a Channel
From just connectivity (IAP)...
To FULL COMM SERVICES PROVIDER (CSP)
From just open (free) content...
TO OBP (PAID) NB&BB CONTENT WITH FULL ADDED VALUE
From just advertising (banners)...
TO FULL INTEGRATED MARKETING SOLUTIONS
SELECTIVE AND COMPLETE INTERNET SOLUTIONS
PRODUCT AND SERVICES SPECIFIC OFFERS
Residential/SOHO
Companies / Institutions
Companies / Institutions
SOHO /Residential

The new relationship model focuses Terra Lycos into its core competences totally aligned with Terra Lycos' strategy

2. New Relationship model and strategic benefits

➡ Clarification of roles/recognition and focus on core competences (residential/SOHO)


Before the agreement...
...after the Terra Lycos-Telefónica agreement
Network connectivity
Internet access
Added value Communication Services
Portal/ contents
Telefónica
terra lycos

Overlap of activities and resources between Terra Lycos and Telefónica

The strategic agreement clarifies the role of Terra Lycos within the Group

○ Without any activity within the market
● Actively present in the market
Ⓓ Distribution

2. New Relationship model and strategic benefits

Strategic Benefits (1/2)

- The new relationship model signed with Telefónica is fully aligned with Terra Lycos and Telefónica's strategy and it is based in three axis:
  - 1st axis is related to existing and new Telefonica's internet customer base. Being Terra Lycos the specialized internet company of Grupo Telefónica, it becomes the **exclusive portal and exclusive communication services provider**, leveraging on Grupo Telefónica's internet customer base and its growth potential
    - "Every Grupo Telefónica internet customer will deliver value to Terra Lycos" (Each Grupo Telefónica internet customer represents profitable recurrent revenue and margin to Terra Lycos)
  - 2nd axis is related to Telefónica as a Terra Lycos' client. Terra Lycos will also support all Grupo Telefónica's internet sites through **consulting, development and maintenance services**
  - 3rd axis is related to Terra Lycos' Access business, so maintaining and growing the residential Access business, leveraging operational and commercial synergies between Terra Lycos and Telefónica

... and it extends the terms from Nov. 2002 - Oct. 2005 to Nov. 2002 - Dic. 2008 and is expected **to be extended** thereafter

2. New Relationship model and strategic benefits

Strategic Benefits (2/2)

The difference between MOU I and TRLY-GT agreement is that the second has an impact on every business line...



TRLY's business lines
Access
Value added Commu-nication Services (CSP)
Portal
Adver-tising
Subs (OBP)
Terra Biz
MOU I (BAG) Impact
Terra Lycos Telefónica agreement impact

... diversifying through business lines that develop a narrower client relationship

Revenue mix (2003 E)



100%
81%
7.9%
4.3%
6.7%
Access, portal and value added services
Consultancy
Terra Biz
Advertising/MS
MOU I
TRLY-GT

Revenue mix diversification, reinforcing access and advanced communication services, shifting from one customer to a large customer base

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3. Key financials significant improvement

Key Terms	NSA	MOU II
Financial commitment	▪ **Minimum annual value* of EUR 78.5 M,** guaranteed by TEF to TRLY ▪ **Additional upside potential** based on market, & GT/TRLY growth for TRLY ▪ **For 6 years** (2003-2008)	▪ Revenues of USD 675 M committed by the contract for 3 years (2002-2005) with no margins guaranteed ▪ Limited to short term revenues, with no upside potential
Product & services	▪ **Clearly defined** ▪ **Exclusive/preferred basis** ▪ **Diversification:** products/services and geographies	▪ Not fully detailed, subject to negotiation between parties ▪ Unbalanced towards advertising
Term of contract	▪ **6 years expected(2003-2008) to be extended thereafter**	▪ 3 years with 2 additional years to cover shortfalls
Currency of financial commitment	▪ **Euro. No exchange rate risk**	▪ U.S. Dollar

A new relationship framework to drive sustainable growth based on a profitable customer base

* Value: cashflow defined as EBITDA less capex associated

3. Financial assessment of NSA

- The NSA guarantees a minimum annual value* of EUR 78.5M, with any upside potential opportunity for TRLY during 6 years, expected to be extended thereafter
- The NSA removes uncertainty of TRLY position within the Telefónica Group. The agreement acknowledges TRLY as the exclusive provider for portal and communication services for Telefónica's customer base
- The NSA brings better quality of earnings vs. earnings purelly from advertising services under MOU. A significant revenue stream is associated with Telefónica's internet customer base growth, the existing and the new one to come
- The NSA leaves room for potential value upside beyond 2008

NSA delivers sustainable value creation to the company

* Value: cashflow defined as EBITDA less capex associated

3. Financial impact of NSA

➡ **NSA improves significantly the value of MOU II**

(In €M)


MOU II
Revenues
Value* contribution
199
227
193
?
?
?
2003
2004
2005

- ***Certainty about revenues***
- ***Uncertainty over results and continuity***


NSA
Revenues
Value* contribution
118,8
78,5
Potential upside
Base Line
2003
2004
...
2008

Guaranteed value* with upside potential + Terminal value

- *Increasing client base with monetization potential (cross selling)*
- *High value of exclusive role within Telefónica*
- *Customer base loyalty*
- *Audience growth facilitates ad $ achievement*

* Value: cashflow defined as EBITDA less capex associated

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terra lycos

Summary

- **Terra Lycos and Telefónica** have signed a **New Strategic Alliance** (NSA) based on key competences of both companies
- The Strategic Agreement establishes a New Relationship model between Terra Lycos and Telefónica that is based on three axis:
  - Terra Lycos will maintain and grow residential Access business where aplicable all associated **network services** will be **exclusively** provided by **Telefónica** (most favored customer treatment under regulatory conditions)
  - Terra Lycos as the **specialized** internet company of Telefónica: **exclusive provider** for portal and communication services
  - Terra Lycos will also support all Telefónica's internet sites through **consulting, development and maintenance services**

  … and it extends the period from Oct 2005 to Dec. 2008
- The contract has an annual minimum **value* guarantee of 78.5 M EUR with an upside potential** coming from Telefónica's and market growth
- Economic value of the contract for Terra Lycos is higher than value provided by MOU II and, in addition provides long term **business sustainability** due to:
  - Leverage of Telefónica's customer base
  - Highly-binding relationship with Telefónica as a client
  - Potential upside of the contract
  - Contract terms extension and expected to be extended thereafter after 6 years

* Value: cashflow defined as EBITDA less capex associated